

David W Epstein, DDS, Inc

Founder and Chairman of the Board at Palmia Corporation

San Francisco Bay Area

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David W. Epstein, DDS, INC

University of the Pacific, School of Dentistry

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Cosmetic, Implant and Reconstructive Dentistry is Dr Epstein's passion. He believes in focusing on whole body dentistry. The bacteria in the mouth can cause several ailments that manifest itself in diabetes, heart disease, stroke and preterm birthrate. Stomach issues may cause gastric refux which...

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Thanks Health Tap!

David W Epstein, DDS, Inc
Published on LinkedIn

Feeling pretty honored...thanks Health ...see more

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Looking for awesome DA/RDA to join our Novato Cosmetic and...

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Experience

David W. Epstein, DDS, INC

Owner

David W. Epstein, DDS, INC

Jan 2001 – Present · 17 yrs 8 mos

Novato, California

Cosmetic, Implant and Reconstructive Dentistry













Palmia Corporation

Palmia Corporation
7 yrs 5 mos

Founder and Chairman of the Board
Apr 2011 – Present · 7 yrs 5 mos
SF

www.palmiabeer.com

Chief Executive Officer
Jul 2011 – Nov 2015 · 4 yrs 5 mos
San Francisco, California

Education

University of the Pacific, School of Dentistry

University of the Pacific, School of Dentistry
DDS, Dentistry
1994 – 1997
Activities and Societies: Delta Sigma Delta

Dental School

UT Health San Antonio

UT Health San Antonio
Chief Resident, AEGD, Implants and Anesthesia
1997 – 1999

Chief Resident in AEGD and Fellowship in Implantology and Anesthesiology

University of California San Diego

University of California San Diego
BS, Anthropology/Biology/Chemistry
1988 – 1993
Activities and Societies: Phi Delta Theta

Undergrad BA Anthropology, Minor, Biology, Minor, Chemistry

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Volunteer Experience

Operation Smile

Dentist/Surgeon
Operation Smile
Health

